Mail Stop 4561

October 29, 2009

Martin R. Wade, III
Chief Executive Officer
Broadcaster, Inc.
353 Bel Marin Keys Boulevard, Suite 9
Novato, CA 94949

> **Re: Broadcaster, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2008**
> **File No. 000-15949**

Dear Wade:

        We have completed our review of your Form 10-K and related filings and have no
further comments at this time on the specific issues raised.

                                        Sincerely,

                                        Patrick Gilmore
                                        Accounting Branch Chief